
06011770



Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*
Fax *61928*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date March 2 , 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 1 5 2006
WASH. D.C.
203
SECTION

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period February 2006 and the Pricing Supplements of February 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.



PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland



Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group



Coöperatieve Centrale Raiffeisen-Boerenleenbank b.a.
ingeschreven bij de K.v.K. onder nr. 30046259

Rabobank


Rabobank



Latest News

16 February 2006

TURKISH SEKERBANK SHAREHOLDER BACKS OUT OF SALE TO RABOBANK

The Turkish pension fund SPF, the largest shareholder of Sekerbank in Turkey, has backed out of selling 36.5 percent of its shares in Sekerbank to Rabobank. This decision ensues from a ruling issued by a Turkish court that Rabobank should pay over 72 percent more for the shares in Sekerbank. Rabobank is extremely disappointed in the stance taken by the pension fund, especially in view of the fact that Rabobank made an extremely generous offer on Wednesday in order to break the impasse. Rabobank is currently considering taking legal steps.

Rabobank entered into a sales contract with the Sekerbank Pension Fund (SPF) in July 2005. This contract stated that Rabobank would purchase this block of shares at a price of 2.86 Turkish Lira per share. The court in Istanbul has now stated that Rabobank should pay a minimum of 4.93 Turkish Lira per share, which would cause the purchase price to surge by 59 million to a total of 141 million euros. Rabobank is astonished by this ruling because the court, upon the request of the selling pension fund, was only expected to approve or reject the transaction. The court furthermore fails to substantiate its ruling with a sound financial analysis.

Background
Rabobank announced the transaction in December 2004 following the signing of the declaration of intent. Rabobank then commissioned its auditors to conduct an examination of the books. The selling party also commissioned a valuation of the shareholding. Based on the results of these examinations, both parties drafted a sales contract that was subsequently signed in July 2005. At that time the selling party viewed the fact that the transaction had to be approved by the Turkish General Directorate of Foundations prior to finalisation as an insignificant condition. In fact this supervisory body determined that it was not necessary to approve the transaction. Nevertheless, the management of the pension fund – against the wishes of Rabobank – subsequently decided to submit the transaction to the

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court in Istanbul to request it to pass a ruling regarding the transaction's legality. The court subsequently approved the acquisition, but ruled in passing that the price should be 72 percent higher.

Unprofessional
Rik van Slingelandt, member of the Executive Board of Rabobank responsible for Rabobank's international activities, responds to the issue as follows: "We had a crystal clear purchase agreement, complete with a valuation from the selling party and an examination of the books conducted by our auditors. The pension fund is now back-stepping and has had a court increase the price and we certainly do not view this as a professional way to do business."

During the past year the Rabobank has invested a great deal in developing a good relationship with the management and employees of Sekerbank. Van Slingelandt: "We have shared a tremendous amount of our banking knowledge and expertise with the bank in good trust. Employees of Sekerbank have also reacted with disbelief at the way in which their largest shareholder has disregarded the interests of the middle management and employees. We continue to foresee opportunities in Turkey and trust that this matter is not representative of the way in which transactions are carried out in the country. We also realise and regret that the failure of this sales contract to materialise also comes as a major disappointment to our customers and the local member Rabobanks. They have been extremely positive regarding the planned investment in Sekerbank because many customers have ties with Turkey."

For more information, please contact:
Rabobank Group
Ernst Moeksis, press officer
telephone +31 30 2164304
mobile +31 622 607 187



Rabobank



Latest News

14 February 2006

RABOBANK OPENS INTERNET BANK IN NEW ZEALAND

Rabobank will launch an internet bank in Wellington, the capital of New Zealand, on Tuesday, 14 February that will operate under the name RaboPlus. Customers in New Zealand will be able to open savings accounts and will eventually also be able to purchase other financial products from the new internet bank. RaboPlus is Rabobank's third internet bank outside the Netherlands, following the establishment of online banks in Belgium (2002) and Ireland (2005). The key motive for opening the online bank is to raise the capital necessary to finance Rabobank's activities in New Zealand. Rabobank has had activities in New Zealand since 1994 and focuses primarily on the agricultural sector.

The internet bank offers New Zealand consumers an attractive annual interest rate of 7.35%, withdrawable on demand. RaboPlus is able to pay a higher rate of interest because it does not have high overhead costs. The bank has a small office with fourteen employees in Wellington and furthermore utilises the infrastructure and experience that Rabobank has developed over the past decade in the field of internet banking in the Netherlands, Belgium and Ireland. Rabobank is Europe's largest internet bank with 1.9 million active customers.

The launch of the new online bank in New Zealand reflects Rabobank's strategy of establishing internet banks as a supplement to its existing international network. In Ireland, Rabobank currently has 9,000 customers who bank via RaboDirect.ie with funds on deposit totalling 530 million euros. In Belgium, Rabobank has emerged as the traditional banks' largest online competitor with 47 thousand customers and a total savings balance of 1.2 billion euros.

A large-scale advertising campaign will be used to position RaboPlus distinctively from the established major banks in New Zealand. The campaign will feature the tagline 'Your significant other bank'. RaboPlus will use this campaign to motivate consumers to open an alternative bank account in addition to the account held

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with their current banking relationship. RaboPlus expressly chose to launch the new online bank on Valentine's Day.



To view the website of RaboPlus in New Zealand please visit: www.raboplus.co.nz

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Rabobank



Latest News

02 February 2006

Registration opens for the 2006 Rabobank Herman Wijffels Innovation Award

Rabobank presents innovation award to reward innovative entrepreneurs

The registration period for the 2006 Rabobank Herman Wijffels Innovation Award opened. Through this prestigious award Rabobank recognises entrepreneurs who have developed an excellent business plan in which innovation and sustainable enterprise go hand in hand. Entrepreneurs who have an outstanding idea or plan can register for the competition on www.rabobank.nl/bedrijven until 1 April 2006. Rabobank instituted the Herman Wijffels Innovation Award in 2002 as a means for promoting innovative and sustainable enterprise in the Netherlands.

The Netherlands clearly needs innovative entrepreneurs. Piet Moerland, member of the Executive Board of Rabobank Nederland, explains: "There is a tremendous demand for fresh ideas and new products and services that both promote sustainability and are good for the economy. Rabobank consequently calls on enterprising men and women who have the required courage and talent to come up with innovative solutions for current issues that both generate real benefits for society and are also commercially appealing," says Moerland.

Prizes
The Herman Wijffels Innovation Award incorporates four prizes for the following (maximum) amounts:

- First prize: € 50,000
- Second prize: € 37,500
- Third prize: € 25,000
- Incentive prize for entrepreneurs under the age of 30: € 10,000

Piet Moerland: "These cash awards enable the recipients to realise or further develop their award-winning innovations. This allows the Rabobank Herman Wijffels Innovation Award to support innovative enterprise directly."

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3500 HG Utrech
The Netherlands
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telefax: +31 30
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Everyone who is actively developing an innovative product, concept, process, procedure or service can register until 1 April 2006. Not only full-time entrepreneurs are invited to participate, but also employees or students who want to operate or start a business alongside their other activities are welcome to register.

The registrations will be assessed on the basis of four criteria: innovativeness, socially responsible enterprise, customer focus and expected profitability. The nominations will be announced in July. The awards ceremony will take place in the autumn.

History of the Herman Wijffels Innovation Award
Herman Wijffels stepped down as Chairman of the Executive Board of Rabobank Nederland in 1999. The Herman Wijffels Fund was established to mark this occasion. The mission of the fund is 'to provide financial assistance and other forms of support to initiatives that promote co-operative and socially responsible enterprise (SRE).' The fund is inspired by the philosophy of Raiffeisen and the personal guiding principles of Mr Wijffels.

The Herman Wijffels Innovation Award was instituted as a means for realising the fund's mission. The award recognises enterprising people who take the initiative to develop innovations that not only produce benefits for themselves, but also for society as a whole.

For more information, please contact:
Jan-Willem ter Avest, tel.: +31 (0) 30 216 17 40, e-mail: j.w.avest@rn.rabobank.nl or visit www.rabobank.nl/bedrijven.

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Rabobank

Latest News

02 February 2006

RABOBANK ADJUSTS MORTGAGE INTEREST RATES

Market leader Rabobank is to adjust its mortgage interest rates effective 2 February 2006.

The recommended rates for mortgages with a 6-month revolving fixed interest rate and 1-year fixed interest rate will be increased by 0.10%. The rates from 2 years will be increased by 0.20%. These increases are connected in part with the increase in the capital market interest rate.

View interest Rates



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Press Relation

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3500 HG Utrech
The Netherlands
telephone: +31
telefax: +31 30
pressoffice@rn.r

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Rabobank



Latest News

01 February 2006

Rabobank completes acquisition of Central Coast Bancorp

Community Bank of Central California merges with Rabobank, N.A.

Rabobank to Invest Further in Community Bank and Central Coast Communities

February 1, 2006 - NEW YORK, NY and SALINAS, CA - Rabobank, the financial services leader specializing in community banking and agricultural finance, announced today that it has completed the $371 million acquisition of Central Coast Bancorp (NASDAQ: CCBN), the holding company for Community Bank of Central California.

The acquisition merges Community Bank of Central California with Rabobank, N.A., the California community bank, thereby increasing Rabobank, N.A.'s retail branch network to 39 locations from the Mexican border to the Sacramento area, and bringing Rabobank, N.A.'s total assets to over $4.25 billion. The transaction is a further step in Rabobank's strategy to expand its banking platform in California and in key agricultural communities across the U.S., and gives Rabobank a significant presence in an important region of California.

All of Community Bank of Central California's 14 branches will remain open for business, staffed by the same familiar and trusted employees. The branches will continue to operate under the Community Bank of Central California name for several months, before being integrated into the existing Rabobank, N.A. network.

Central Coast Bancorp Chairman and Chief Executive Officer, Nick Ventimiglia, and C. Edward Boutonnet, Vice Chairman and Director, have joined the board of directors of Rabobank, N.A. Mr. Ventimiglia, together with John McCarthy, outgoing President and Chief Operating Officer of Central Coast Bancorp, will play key advisory roles in the merged bank, which will move forward under the leadership of Ronald Blok, Chief Executive Officer of Rabobank, N.A. and Rick Arredondo, President of Rabobank, N.A.

"We are delighted to welcome Community Bank

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customers and employees to Rabobank," said Cor Broekhuyse, Regional Head of Rabobank International in the Americas. "We look forward to leveraging Rabobank's deep resources, financial strength, and banking network to provide an even broader array of highly competitive products and services to businesses, organizations, municipalities, agricultural clients, and residents of the Central Coast. We plan to make substantial investments in the Community Bank franchise in support of new products and services, including enhanced technologies and delivery systems, and new branches and ATMs for increased customer convenience. We are enthusiastic about the opportunity to serve the Central Coast of California and look forward to continuing Community Bank's long heritage of superior customer service."

"Rabobank shares Community Bank's commitment to relationship-driven banking and community involvement," said Rick Arredondo, President of Rabobank, N.A. "Rabobank's roots lie in community banking, and our 25 existing branches are actively involved in supporting their local communities throughout Southern California and the Central Valley. We will continue Community Bank's dedication to community involvement and investment in local sponsorships, charitable giving, and volunteer outreach. We look forward to partnering with Community Bank and to strengthening the personal relationships with customers that are the foundation of great community banking."

"I am very pleased that Community Bank employees and customers are joining the Rabobank family, and confident this partnership will be beneficial for the Central Coast community," said Nick Ventimiglia, Chairman and CEO of Central Coast Bancorp, and head of Community Bank of Central California. "Both our organizations have been working diligently over the past few months to plan for a smooth integration, and I am confident that the transition will be a successful one. I am especially pleased by Rabobank's commitment to our employees, attention to our customers' needs, and promise of continued investment in our franchise and local communities. Rabobank's resources and commitment to community banking ensure that, going forward, the Community Bank organization will continue to be an integral part of our communities and an even stronger financial partner for our customers."

As of February 1, 2006, all trading in Central Coast Bancorp's common stock was terminated. Shareholders of Central Coast Bancorp will receive in the near future a communication regarding the exchange of their shares for $25.00 per share in cash.

Rabobank, N.A., is a community-oriented bank providing full banking services to agricultural customers, commercial real estate developers and investors (both permanent and construction lending), and small- and medium-size businesses in Southern and Central California, as well as a full array of depository, treasury management and retail banking products for individuals and businesses. Since being

© Rabobank 2003 Disclaimer

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acquired by Rabobank Group in 2002, Rabobank, N.A. (formerly named Valley Independent Bank) has more than doubled its assets and capital. In that time, Rabobank, N.A. has also established a presence in four new California markets, undertaken remodeling and expansion of seven branches, and upgraded its operations facilities. Rabobank, N.A. is rated "Outstanding" in its compliance with the Community Reinvestment Act.

For Rabobank - Americas:
Lynne Burns 212-808-2581
Melissa Schuler 212-916-7941

For Central Coast Bancorp / Community Bank of Central California:
Harry Wardwell 831-757-2274 ext. 446

For Rabobank Group/International:
Ernst Moeksis (31) 30-216-4304

Rabobank Group is a financial services leader providing institutional and retail banking and agricultural finance solutions in key markets around the world. From its century-old roots as a Dutch farmers' finance cooperative, Rabobank has grown into one of the 25 largest banks worldwide with over $600 billion in assets and operations in over 35 countries. Rabobank is the only privately-owned bank in the world with the highest possible credit ratings from both Standard & Poor's (AAA) and Moody's Investor Service (Aaa), and is ranked the world's third safest bank by Global Finance magazine. In the Americas, Rabobank is a leading financier to all segments of the agriculture industry, providing wholesale banking services to food and agribusiness clients, and agricultural lending to farmers, ranchers, input suppliers, and manufacturers; and full retail and commercial banking services to businesses, communities, and real estate developers and investors throughout Southern and Central California. www.RabobankAmerica.com.

Central Coast Bancorp (NASDAQ: CCBN), prior to the acquisition, operated as a holding company for Community Bank of Central California, an award-winning bank with 14 branches located in Monterey, Santa Cruz, San Benito and southern Santa Clara counties. Founded in 1982 as a primarily agribusiness bank, Community Bank of Central California offers a full array of banking services for individuals (checking, savings, deposits, money market, CD, and IRA accounts, personal loans: auto, mortgage, home equity) and businesses (business checking, small business loans, commercial real estate, lockbox, and courier services). It serves a range of sectors including agribusiness, small business, professionals, commercial and residential developers, civic groups, municipalities and non-profit organizations throughout the Central Coast of California. The largest independent bank headquartered in Monterey County, Community Bank of Central California had total assets of $1.25 billion as of September 30, 2005. www.community-bnk.com

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Rabobank



Latest News

31 January 2006

Rabobank facilitates electronic payment for visitors to the Holland Heineken House

The Holland Heineken House will operate virtually cash-free during the Olympic Games to be held in Turin from 10 through 26 February. Rabobank is implementing a system for this purpose that will enable Dutch visitors to pay using their Chipknip cards. International visitors will be able to purchase a Chipknip card at the venue. This will be the first time that it will be possible for both Dutch and international visitors to pay with Chipknip at such a large event.

Recent figures confirm that Chipknip is gaining popularity. Its use rose in the Netherlands by 15.4% in 2005. This increase is due in part to implementation at locations where the system provides genuine added value for visitors and business owners alike.

Heineken is extremely pleased that this innovation will be made available at the Holland Heineken House. "It will save us all the administrative rigmarole related to a token or ticket payment system," says Erik Romijn, Director of Sponsoring at Heineken Breweries. "What's more, Chipknip payments offer real benefits in the area of safety because guests do not have to carry as much cash money and our employees are not required to make as many cash deposits." Chipknip reloading terminals will be stationed at various locations in the Holland Heineken House and every sales point will be equipped with a special Chipknip terminal. Some 50,000 guests are expected to visit the Holland Heineken House during the Olympic Games.

"Rabobank has already introduced electronic payments at numerous schools and nursing homes and the first sports club in the Netherlands also recently made the transition to this system that eliminates cash transactions at the counter," says Monika Milz, Director of Rabobank SME. "The Holland Heineken House is, however, in a completely different class altogether. The venue will not only host Dutch visitors, but will also welcome large numbers of international visitors that will flock to the Netherlands' largest and most fun temporary meeting place. If we successfully facilitate cashless payment at this world-class venue, we are

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certain that after the Olympic Games there will be a genuine breakthrough with cashless systems being implemented at 29,000 sports clubs in the Netherlands. Cash money always represents a huge problem. Large numbers of small cash transactions take place at canteens and community centres. This means that these organisations are often required to keep a lot of change in the cash register. They then have to deposit at the bank and this entails clear safety risks. This has led Rabobank to develop the Electronic Payments Package especially for clubs and associations."

Rabobank was appointed an official supplier of the Dutch Olympic Committee in June 2005. As a business partner of this sports umbrella organisation, the bank has committed to providing the world of sport with greater access to its banking expertise. The Electronic Payments Package is a key example of services that are designed with sport in mind. While the package was initially developed as part of the partnership with the Dutch Hockey Federation, it can now also be implemented at other clubs and foundations. The bank will also continue to seek other interfaces between the bank's products and the needs of the sporting community and will offer these solutions to clubs and athletes based on attractive conditions.

The transition from cash to electronic payments (Chipknip) features the following advantages.
Visitors:

- Cash-free payment means in your pocket
- Fast and easy
- Coins and notes are no longer needed
- Chipknip reloading terminals provide constant access to funds

Club:

- Cash money no longer has to be deposited
- Enhanced safety
- Swifter transactions, no need for small change
- No cash register discrepancies

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Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1539A
TRANCHE NO.: 1

JPY 50,000,000,000 0.80 per cent. Fixed Rate Notes 2006 due 2011

Issue Price: 99.710 per cent.

Daiwa Securities SMBC Europe
UBS Investment Bank

Citigroup
Mitsubishi UFJ Securities International plc
Mizuho International plc
Nomura International

The date of these Final Terms is 1 February 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1539A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 50,000,000,000
	(ii)	Tranche:	JPY 50,000,000,000
5	Issue Price:		99.710 per cent. of the Aggregate Nominal Amount of the Notes
6	Specified Denominations:		JPY 1,000,000
7	(i)	Issue Date:	3 February 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		0.80 per cent. Fixed Rate

			(further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	*Senior*
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	0.80 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	3 February in each year commencing 3 February 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	JPY 8,000 per JPY 1,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30E/360
	(vi)	Determination Dates (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note	JPY 1,000,000 per Note of JPY 1,000,000 specified denomination
25	Final Redemption Amount (Equity	Not Applicable

	Linked Redemption Notes):	
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centres (Condition 8(h)) or other special provisions relating to payment dates:	Tokyo, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited 5 King William Street London EC4N 7AX UBS Limited 1 Finsbury Avenue London EC2M 2PP Citigroup Global Markets Limited Citigroup Centre, Canada Square Canary Wharf London E14 5LB Mitsubishi UFJ Securities International plc 6 Broadgate London EC2M 2AA Mizuho International plc Bracken House, One Friday Street London EC4M 9JA Nomura International plc Nomura House, 1 St Martin's-le-Grand London, EC1A 4NP
	(ii)	Stabilising Manager (if any):	Daiwa Securities SMBC Europe Limited
	(iii)	Dealer's Commission:	A combined management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable

38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of JPY 0.007086, producing a sum of (for Notes not denominated in Euro):	Euro 354,300,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By :



Duly authorised

A05885430

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 3 February 2006.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,475

2 RATING

Rating: The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates a very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive. It has not been necessary to comply with any additional passporting or publication requirements in connection with the offering of the Notes.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular

(ii)	Estimated net proceeds	JPY 49,805,000,000
(iii)	Estimated total expenses:	JPY 50,000,000 (comprising of a combined management and underwriting commission only)

6 YIELD

Indication of yield:	0.860 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0242515277
(ii)	Common Code:	024251527
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:



By:

Duly authorised

A05885430

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1532A
TRANCHE NO: 1

EUR 18,000,000 Index Linked Redemption Notes 2006 due 3 February 2016

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 1 February 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1532A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 18,000,000
	(ii) Series:	EUR 18,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	3 February 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	3 February 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Index Linked Redemption
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable

14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	***Fixed Rate Note Provisions***	Not Applicable
17	***Floating Rate Provisions***	Not Applicable
18	***Zero Coupon Note Provisions***	Not Applicable
19	***Index Linked Interest Note Provisions***	Not Applicable
20	***Equity Linked Interest Note Provisions***	Not Applicable
21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Applicable

(i) Formula:

Unless previously redeemed or purchased and cancelled by the Issuer, the Final Redemption Amount of each Note shall be determined by the Calculation Agent acting in its sole discretion as follows:

$$\text{EUR } 50{,}000 \times \left[100\% + 126\% \times \text{Max}\left[0; \frac{\text{Index}_{\text{Final}} - \text{Index}_{\text{Initial}}}{\text{Index}_{\text{Initial}}}\right]\right]$$

Where:

"**$\text{Index}_{\text{Initial}}$**" means 3,668.61, being the Closing Level on 11 January 2006.

"**$\text{Index}_{\text{Final}}$**" means:

$$\frac{1}{3}\sum_{t=1}^{3} \text{Index}_t$$

"**Index_t**" means the Closing Level on Valuation Date_t.

(ii)	Calculation Agent responsible for calculating the Redemption Amount:	BNP Paribas (the "**Calculation Agent**")
(iii)	Basket:	Not Applicable
(iv)	Index:	"**Index**" means the Dow Jones Euro STOXX 50 Index, the official level of which is calculated by the Sponsor and published on the Screen Page
(v)	Valuation Time:	"**Valuation Time**" means, in respect of the Index, the time with reference to which the Sponsor calculates the official closing level of the Index.
(vi)	Index Valuation Date:	"**Valuation Date**$_t$" means 11 November 2015, 11 December 2015 and 11 January 2016.
(vii)	Exchange:	"**Exchange**" means the exchange or quotation system on which each component security comprising the Index is principally traded or, in each case, any successor thereto
(viii)	Related Exchange:	"**Related Exchange**" means any exchange or quotation system on which futures or options contracts on the Index may be traded
(ix)	Sponsor:	"**Sponsor**" means the entity responsible for the calculation and publication of the official level of the Index (currently STOXX Limited) or any successor thereto
(x)	Market Disruption Event:	As described in the Offering Circular
(xi)	Such other additional terms or provisions as may be required:	"**Closing Level**" means, in respect of any Exchange Business Day and the Index, the official level of the Index quoted on the Exchange as calculated and announced by the Sponsor as of the Valuation Time. "**Screen Page**" means Reuters page '.STOXX50E' or any successor page or service which displays such information in respect of the Index.

		Correction to Index: *With the exception of any corrections* published after the day which is three Exchange Business Days prior to the due date for payment of the Final Redemption Amount, if the level of the Index published on a given day and used or to be used by the Calculation Agent to determine the Final Redemption Amount is subsequently corrected and the correction published by the Sponsor within thirty days of the original publication, the level to be used shall be the level of the Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of the Final Redemption Amount shall be disregarded by the Calculation Agent for the purposes of determining the Final Redemption Amount.
27	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Not Applicable
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes:***	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None

37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable
GENERAL		
40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,550

2 RATINGS

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.
	As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

Not Applicable

6 YIELD *(Fixed Rate Notes Only)* Not Applicable

Indication of yield:

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

Calculation methodology, details of past performance and other background information in respect of the Index may be obtained from the Sponsor and/or the Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of the Index or any successor index.

Dow Jones Euro Stoxx 50 Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0241101848
(ii)	Common Code:	24110184
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	BNP Paribas as Calculation Agent

Signed on behalf of the Issuer:

By: ....



Duly authorised

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1530A
TRANCHE NO: 2

ISK 3,000,000,000 8.25 per cent. Fixed Rate Notes 2006 due 23 January 2008 issued on February 13, 2006 (the "Notes") (to be consolidated and form a single series with the ISK 5,000,000,000 8.25 per cent. Fixed Rate Notes 2006 due 23 January 2008 issued on 23 January 2006)

Rabobank International **TD Securities**

The date of these Final Terms is 10 February 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and (iv) a supplemental offering circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000, (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1530A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 3,000,000,000
	(ii)	Series:	ISK 8,000,000,000
5	Issue Price:		100.265 per cent. of the Aggregate Nominal Amount plus 21 days accrued interest from and including 23 January 2006 to but excluding 13 February 2006
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	13 February 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 January 2006
8	Maturity Date:		23 January 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		8.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 January in each year commencing on 23 January 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amounts(s):	ISK 8,250 per ISK 100,000 in nominal amount.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 specified denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	*Consolidation provisions:*	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note and the Temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii) Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii) Dealers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable

		as more fully specifically described in the Offering Circular and Subscription Agreement. Iceland Each Manager has agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) (as amended) and any applicable laws or regulations in Iceland.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.013438 producing a sum of (for Notes not denominated in Euro):	Euro 40,314,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 13 February 2006.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,470

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Greece, Finland, Sweden, Norway, Austria, Ireland, Italy, Spain and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 2,986,939,726.03
(iii)	Estimated total expenses:	ISK 35,250,000 (comprising of ISK 1,500,000 Lead Managers' expenses and ISK 33,750,000 selling concession

		and combined management and underwriting commission)
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	8.087 per cent. per annum. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

ISIN Code:	XS0240592195
Common Code:	0240592195
Fondscode:	Not Applicable
WKN (German security code):	A0GLW0
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company *Registration Number F03634W)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1528A
TRANCHE NO: 2
NOK 300,000,000 3.50 per cent. Notes 2006 due 2011

(to be consolidated and form a single series with the Issuer's
NOK 500,000,000 3.50 per cent. Notes 2006 due 2011
issued on 18 January 2006)

Issue Price: 101.092 per cent. (plus 28 days accrued interest from and including
18 January 2006 to but excluding 15 February 2006)

Deutsche Bank

Rabobank International

The date of these Final Terms is 10 February 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,00 dated 21 November 2005 (together, the "**Offering Circular**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular, which constitutes a base prospectus for the purposes of the Prospectus Directive. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1528A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	NOK 300,000,000 (to be consolidated and form a single series with the Issuers NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2005 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
	(ii)	Series:	NOK 800,000,000
5	Issue Price:		101.092 per cent. of the Aggregate Nominal Amount plus 28 days' accrued interest from an including 18 January 2006 to but excluding 15 February 2006
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	15 February 2006
	(ii)	Interest Commencement Date (if different from the	18 January 2006

	Issue Date):	
8	Maturity Date:	18 January 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	18 January in each year commencing on 18 January 2007 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	NOK 350 per NOK 10,000 in nominal amount and NOK 1,750 per NOK 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable

21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note:	NOK 10,000 per Note of NOK 10,000 specified denomination and NOK 50,000 per Note of NOK 50,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited

			circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Oslo, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG, London Branch
	(iii)	Dealers' Commission:	Combined management and underwriting commission of 0.25 per cent. and selling commission of 1.625 per cent., in each case of the Aggregate Nominal Amount

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.124366, producing a sum of (for Notes not denominated in Euro):	Euro 37,309,800
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 15 February 2006 The Notes are to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,975

2 RATING

Rating:	The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**"), and by Fitch, respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 *NOTIFICATION*

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial

Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 298,330,479
(iii)	Estimated total expenses:	NOK 5,751,000 (comprising NOK 126,000 Lead Managers' expenses and NOK 5,625,000 selling concession and combined management and underwriting commission)

6 YIELD

Indication of yield:	3.038 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0240329739
(ii)	Common Code:	024032973
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: 

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1542A
TRANCHE NO: 2

Issue of EUR 5,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 (to be consolidated and form a single series with the existing EUR 30,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 issued on February 15, 2006)

Issue Price: 100.00 per cent.

plus 9 days' accrued interest for the period from and including February 15, 2006 to but excluding February 24, 2006

ABN AMRO

The date of these Final Terms is February 23, 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the Notes set out in the offering circular dated 7th October, 2003, (ii) a supplemental offering circular relating to the terms and conditions of the Notes set out in the offering circular dated 15th October, 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11th July, 2005, in each case dated 8th September, 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000 dated 21st November, 2005 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1542A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 5,000,000 (to be consolidated and form a single series with the existing EUR 30,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 issued on February 15, 2006)
	(ii) Series:	EUR 35,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus 9 days' accrued interest from and including February 15, 2006 to but excluding the Issue Date
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	February 24, 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	February 15, 2006

//

8	Maturity Date:	February 15, 2026
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate to EUR CMS Linked Notes (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate Interest from and including February 15, 2006 to but excluding February 15, 2009 Floating Rate Interest from and including February 15, 2009 to but excluding the Maturity Date
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) *Status of the Notes:*	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	6.00 per cent. per annum payable annually in arrear from and including February 15, 2006 to but excluding February 15, 2009
	(ii) Interest Payment Date(s):	February 15, 2007; February 15, 2008 and February 15, 2009
	(iii) Fixed Coupon Amount:	EUR 3,000 per Note of EUR 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Interest Periods are annual from and including February 15, 2009 to but excluding the Maturity Date
	(ii) Specified Interest Payment Dates:	15 February in each year, from and including February 15, 2010 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention
	(iii) Business Day Convention:	The Following Business Day Convention shall apply for Payment Date purposes only. There will be no adjustment for Interest

		accrual purposes
(iv)	Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest *Amount(s) (if not the* Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Yes
	– Relevant Time:	11:00 am (Frankfurt Time)
	– Interest Determination Date:	Two TARGET Business Days prior to the start of each Interest Period
	– Primary Source for Floating Rate:	Relevant Screen Page
	– Relevant Screen Page:	Reuters page ISDAFIX2
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	EUR CMS (see paragraph 17(xv) below)
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	See paragraph 17(xv) below
(xii)	Maximum Rate of Interest:	8.00 per cent.

(xiii)	Day Count Fraction (Condition 1(a)):	30/360
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Floating Rate of Interest shall be calculated as follows:

8*(10year EUR CMS – 2year EUR CMS) per cent. per annum, subject to a Lifetime Floor

Where:

"EUR CMS" means the annual swap rate for EUR swap transactions with a maturity equal to the Designated Maturity expressed as a percentage, which appears on Reuters Page ISDAFIX2 under the heading "11AM FIX" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. If such rate does not appear on the Reuters Page ISDAFIX2, the rate shall be a percentage determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m. Frankfurt time on the relevant date.

For this purpose, the mid-market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating EUR interest rate swap transaction with a term equal to the Designated Maturity in a Representative Amount commencing in two days on which the TARGET System is open with an acknowledged dealer of good credit in the swap market, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to 6 month EUR-EURIBOR-Telerate

"Lifetime Floor" means 2.00 per cent. per annum

The Lifetime Floor sets a minimum absolute limit on the aggregate amount of Interest that will be paid over the life of the Note. If on the Final Interest Payment Date, the sum of all Interest paid in respect of the Interest Payment Dates from and including the Issue Date, to but excluding the final Interest Payment Date is less than the Lifetime Floor, then the Interest Amount payable on the Final Interest Payment Date shall be the Lifetime Floor minus (sum of all Interest Amounts paid up to and including the immediately preceding Interest Payment Date)

"Reference Banks" means five leading swap dealers in the interbank market, as selected by the Agent in its sole discretion

"Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time

"Designated Maturity" means:
10 years in respect of 10year EUR CMS and 2 years in respect of 2year EUR CMS

//

		"EUR-EURIBOR-Telerate" has the meaning given to it under the 2000 ISDA Definitions published by the International Swaps and Derivatives Association Inc.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	15 February 2009 and each Specified Interest Payment Date thereafter to and including February 15 2025
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	Not less than five TARGET Business Days irrevocable notice, in accordance with Condition 17
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of	Yes, as set out in the Conditions

//

	calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

//

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	ABN AMRO Bank N.V. 250 Bishopsgate London EC2M 4AA United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

/ /

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from February 24, 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,100

2 RATING

Rating:	The Notes have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's and AA+ by Fitch. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular been has been drawn up in accordance with the Prospectus Directive

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

As per "Use of Proceeds" in the Offering Circular

6 YIELD

(Fixed Rate Notes Only) Indication of yield:	Not Applicable

7 HISTORIC INTEREST RATES (*Floating Rate Notes only*)

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)

Not Applicable

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Temporary ISIN Code:	XS0245292155
(ii)	Temporary Common Code:	24529215
(iii)	ISIN Code:	XS0243739249
(iv)	Common Code:	24373924
(v)	Fondscode:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:



By: ______________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL EQUITY DERIVATES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1549A
TRANCHE NO.: 1

USD500,000,000 5.00 per cent. Fixed Rate Notes 2006 due 2011

Issue Price: 101.713 per cent.

Rabobank International
Daiwa Securities SMBC Europe
Merrill Lynch International

TD Securities

The date of these Final Terms is 13 February 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to an increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1549A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD500,000,000
	(ii)	Series:	USD500,000,000
5	Issue Price:		101.713 per cent. of the Aggregate Nominal Amount of the Notes
6	Specified Denominations:		USD1,000, USD10,000 and USD100,000
7	(i)	Issue Date:	15 February 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 February 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate

			(further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	15 February in each year commencing 15 February 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	USD50 per USD1,000 in nominal amount USD500 per USD10,000 in nominal amount USD5,000 per USD100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Dates (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note		USD1,000 per Note of USD1,000 specified denomination USD10,000 per Note of USD10,000 specified

		denomination USD100,000 per Note of USD100,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centres (Condition 10(h)) or other special provisions relating to payment dates:	London, New York, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
31	Details relating to Partly Paid Notes:	Not Applicable

amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:

32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18 3521 CB Utrecht The Netherlands Daiwa Securities SMBC Europe Limited 5 King William Street London EC4N 7AX United Kingdom Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom The Toronto-Dominion Bank Trinty Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager (if any):	Not Applicable

	(iii) Dealer's Commission:	A combined management and underwriting commission of 0.10 per cent. of the Aggregate Nominal Amount and a selling concession of 1.775 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.839080, producing a sum of (for Notes not denominated in Euro):	Euro 419,540,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By :

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 15 February 2006.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,475

2 RATING

Rating: The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As *defined by Fitch an AA+ rating means that* the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates a very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive. It has not been necessary to comply with any additional passporting or publication requirements in connection with the offering of the Notes.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular
(ii)	Estimated net proceeds	USD499,190,000
(iii)	Estimated total expenses:	USD9,375,000 (comprising of a combined management and underwriting commission and a selling concession)

6 YIELD

Indication of yield: 5.014 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0244223219
(ii)	Common Code:	024422321
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment

(vi) The Agents appointed in respect of the Notes are: Not Applicable

Signed on behalf of the Issuer:

By:

Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1533A
TRANCHE NO: 1

EUR 45,000,000 Equity Linked Redemption Notes 2006 due 15 February 2016

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 13 February 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1533A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 45,000,000
	(ii) Series:	EUR 45,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	15 February 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	15 February 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Equity Linked Redemption
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable

14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Applicable
	(i) Underlying Securities and/or Formula:	Unless previously redeemed or purchased and cancelled by the Issuer, the Final Redemption Amount of each Note shall be determined by the Calculation Agent acting in its sole discretion as follows:

EUR 50,000 x [100% + Redemption Premium]

Where:

"**Redemption Premium**" means:

$$Max\left(20\%, \frac{1}{20} \times \sum_{i=1}^{20} Perf(i)t\right)$$

"**Perf$_{(i)\ t}$**" means the price of Underlying Security$_i$ determined in accordance with the following:

1) Upon Valuation Date$_t$ the Worst Performing Underlying Security will have its Perf$_{(i)\ t}$ determined according to the following formula:

$$Max(0\%, \frac{UnderlyingSecurity_i(t)}{UnderlyingSecurity_i(0)} - 1)$$

For the avoidance of doubt, once any Underlying Security$_i$ has been selected as the Worst Performing Underlying Security on Valuation Date$_t$, such Underlying Security$_i$ will not be taken into consideration in the selection of the Worst Performing Underlying Security thereafter.

2) Each of the 10 Underlying Securities which have not been selected as a Worst Performing Underlying Security on Valuation Date$_t$ will have its Perf$_{(i)\ t}$ determined according to the following formula:

$$\frac{UnderlyingSecurity_i average - UnderlyingSecurity_i(0)}{UnderlyingSecurity_i(0)}$$

"**Closing Price**" means the official price of Underlying Security$_i$ as quoted on the relevant Exchange as of the Valuation Time as determined by the Calculation Agent, provided that if such price of Underlying Security$_i$ is not so quoted on that day (other than by reason of a Market Disruption Event) then the Closing Price shall be equal to an estimate of the closing price of Underlying Security$_i$ on such date as determined by the Calculation Agent, in its sole discretion, by reference to such factors and source(s) as it shall determine to be appropriate.

"**Underlying Security$_i$**" means, in respect of each Underlying Security, an ordinary share in the share capital of the applicable Company set out in item 25(iii) below.

"**Underlying Security$_{i(0)}$**" means the Closing Price of Underlying Security$_i$ on 20 January 2006, as set out in item 25(iii) below.

"**Underlying Security$_{i(t)}$**" means the Closing Price of Underlying Security$_i$ on Valuation Date$_t$.

"**Underlying Security$_{i\ average}$**" means the arithmetic mean of the Closing Prices of Underlying Security$_i$ on Averaging Date$_t$.

"Worst Performing Underlying Security" means the Underlying Security$_i$ *with the least positive or* greatest negative performance as determined by the Calculation Agent acting in its sole discretion in accordance with the following formula:

$$\frac{UnderlyingSecurity_i(t)}{UnderlyingSecurity_i(0)} - 1$$

provided that if such performance of any two or more Underlying Securities is identical then the Calculation Agent shall select the Worst Performing Share acting in its sole discretion in good faith and in a commercially reasonable manner.

(ii) Calculation Agent responsible for calculating the Redemption Amount: BNP Paribas (the "**Calculation Agent**")

(iii) Basket: The basket composed of Underlying Securities of each Company specified below:

Underlying Securities/Company	Exchange	ISIN	Underlying Security$_{i(0)}$
Deutsche Telekom	Xetra	DE0005557508	13.12
RWE	Xetra	DE0007037129	65.31
Endesa	Madrid	ES0130670112	23.25
France Telecom	Euronext Paris	FR000013308	18.68
ENEL	Milan	IT0003128367	6.917
ENI	Milan	IT0003132476	24.32
San Paolo IMI	Milan	IT0001269361	13.178
Telecom Italia	Milan	IT0003497168	2.336
Unicredito	Milan	IT0000064854	5.592
Takeda Pharmaceutical	Tokyo	JP3463000004	6,350
Nissan	Tokyo	JP3672400003	1,237
Canon	Tokyo	JP3242800005	7,070
NTT Docomo	Tokyo	JP3165650007	183,000

Tokyo Electric Power	Tokyo	JP3585800000	2,865
ABN Amro	Euronext Amsterdam	NL0000301109	21.74
Fortis	Euronext Amsterdam	BE0003801181	27.24
Bank of America	New York	US0605051046	44.19
Altria	New York	US02209S1033	74.84
AT&T	New York	US00206R1023	24.71
Verizon	New York	US92343V10444	30.94

(iv) Underlying Securities Amount: Not Applicable

(v) Valuation Time: As described in the Offering Circular

(vi) Equity Valuation Date: "**Averaging Date$_t$**" means 20 January 2015, 20 April 2015, 20 July 2015, 20 October 2015 and 20 January 2016 (a total of 5 Averaging Dates).

"**Valuation Date$_t$**" means 20 January in each year from and including 20 January 2007 to and including 20 January 2016 (a total of 10 Valuation Dates).

(vii) Settlement Date: Not Applicable

(viii) Company: As set out in item 25(iii) above.

(ix) ISIN Code / Common Code: As set out in item 25(iii) above.

(x) Business Centre: Not Applicable

(xi) Clearing System: Not Applicable

(xii) Market Disruption Event: Applicable

(xiii) Potential Adjustment Event: Applicable

(xiv) Merger Event: Applicable

(xv) Tender Offer: Applicable

(xvi) Nationalisation: Applicable

(xvii) De-Listing: Applicable

(xviii) Insolvency: Applicable

(xix) Change in Law: Not Applicable

(xx) Conversion Right: Not Applicable

(xxi) Reverse Conversion Right: Not Applicable

(xxii) Clearing system through which Underlying Securities Amount may be delivered upon redemption: Not Applicable

(xxiii) Disruption Cash Settlement Amount: Not Applicable

	(xxiv)	*Physical Settlement* by delivery of Underlying Securities Amount:	Not Applicable
	(xxv)	Such other additional terms or provisions as may be required:	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		Applicable
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as described in the Offering Circular
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Not Applicable
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription Period	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the Sponsor. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Sponsor, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,950

2 RATINGS

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch.
	As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

Not Applicable

6 **YIELD** (*Fixed Rate Notes Only*) Not Applicable

Indication of yield:

7 **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Index-Linked Notes only*)

Not Applicable

9 **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** (Dual Currency Notes only)

Not Applicable

10 **PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING** (*Equity-Linked Notes only*)

Not Applicable

11 **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0241649853
(ii)	Common Code:	24164985
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	BNP Paribas as Calculation Agent

Signed on behalf of the Issuer:

By: ....



Duly authorised

FINAL TERMS

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1546A
TRANCHE NO: 1

USD5,000,000 Callable Fixed Rate to Floating Rate Notes 2006 due 2015

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 17th February 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000 dated 21 November 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1546A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	United States Dollars ("USD")
4	Aggregate Nominal Amount:	
	(i) Tranche:	USD 5,000,000
	(ii) Series:	USD 5,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations	USD 100,000
7	Issue Date:	21 February 2006
8	Maturity Date:	31 December 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate to Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par

12	Change of Interest or Redemption/Payment Basis:	For the period from and including the Issue Date to but excluding 31 December 2007 the Notes shall bear interest at the Fixed Rate (the "**Fixed Rate Notes**"); and For the period from and including 31 December 2007 to but excluding the Maturity Date the Notes shall bear interest at the Floating Rate (the "**Floating Rate Notes**")
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rates of Interest:	6.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	31 December in each year, commencing on 31 December 2006 and ending on 31 December 2007
	(iii)	Fixed Coupon Amount (s):	USD 6,500 per USD 100,000 in nominal amount
	(iv)	Broken Amount:	Short First Coupon There will be a short first coupon from and including the Issue Date to but excluding 31 December 2006 giving a broken amount of USD 5,597 per USD 100,000 in nominal amount
	(v)	Day Count Fraction (Condition 1(a)):	30/360, Unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) 31 December and ending on (but excluding) 31 December in each year
	(ii)	Specified Interest Payment Dates:	31 December in each year, commencing on 31 December 2008 and ending on the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention, unadjusted

(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET, New York and London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination The Rate of Interest for each Interest Period is determined by the Calculation Agent in accordance with the following formula: 7 x (USD-ISDA-Swap Rate – 11:00am New York City time with a Designated Maturity of 10 years minus USD-ISDA-Swap Rate – 11:00am New York City time with a Designated Maturity of 2 years)
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	USD --ISDA-Swap Rate
	- Designated Maturity:	As set out in 17(v) above
	- Reset Date:	The first Business Day of each Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	3.50 per cent. per annum
(xii)	Maximum Rate of Interest:	10.00 per cent. per annum
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	***Equity Linked Interest Note Provisions***	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Note of USD 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, London and New York The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom

		If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives, Rabobank International or Rabobank International Equity Derivatives (as the case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.835227, producing a sum of (for Notes not denominated in Euro):	EUR 4,176,135
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Not Applicable
	(v) Amsterdam Paying Agent:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 70,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Listing	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 February 2006.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,235

2 Ratings

Rating: The Notes have been rated AAA (S&P), Aaa (Moody's) and AA+ (Fitch)

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Spain, Greece, Ireland, Italy and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 5,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)* Indication of yield: Not Applicable.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0244038237
(ii)	Common Code:	024403823
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 70,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1542A
TRANCHE NO: 2

Issue of EUR 5,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 (to be consolidated and form a single series with the existing EUR 30,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 issued on February 15, 2006)

Issue Price: 100.00 per cent.

plus 9 days' accrued interest for the period from and including February 15, 2006 to but excluding February 24, 2006

ABN AMRO

The date of these Final Terms is February 23, 2006

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the Notes set out in the offering circular dated 7th October, 2003, (ii) a supplemental offering circular relating to the terms and conditions of the Notes set out in the offering circular dated 15th October, 2004, (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11th July, 2005, in each case dated 8th September, 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000 dated 21st November, 2005 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1542A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 5,000,000 (to be consolidated and form a single series with the existing EUR 30,000,000 Fixed Rate to Collar EUR CMS Linked Notes due February 15, 2026 issued on February 15, 2006)
	(ii) Series:	EUR 35,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus 9 days' accrued interest from and including February 15, 2006 to but excluding the Issue Date
6	Specified Denominations:	EUR 50,000
7	(i) Issue Date:	February 24, 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	February 15, 2006

//

8	Maturity Date:	February 15, 2026
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate to EUR CMS Linked Notes (further particulars specified below)
11	*Redemption/Payment Basis:*	*Redemption at par*
12	Change of Interest or Redemption/Payment Basis:	Fixed Rate Interest from and including February 15, 2006 to but excluding February 15, 2009 Floating Rate Interest from and including February 15, 2009 to but excluding the Maturity Date
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	6.00 per cent. per annum payable annually in arrear from and including February 15, 2006 to but excluding February 15, 2009
	(ii) Interest Payment Date(s):	February 15, 2007; February 15, 2008 and February 15, 2009
	(iii) Fixed Coupon Amount:	EUR 3,000 per Note of EUR 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	Interest Periods are annual from and including February 15, 2009 to but excluding the Maturity Date
	(ii) Specified Interest Payment Dates:	15 February in each year, from and including February 15, 2010 to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention
	(iii) Business Day Convention:	The Following Business Day Convention shall apply for Payment Date purposes only. There will be no adjustment for Interest

//

		accrual purposes
(iv)	Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Yes
	– Relevant Time:	11:00 am (Frankfurt Time)
	– Interest Determination Date:	Two TARGET Business Days prior to the start of each Interest Period
	– Primary Source for Floating Rate:	Relevant Screen Page
	– Relevant Screen Page:	Reuters page ISDAFIX2
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	EUR CMS (see paragraph 17(xv) below)
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	See paragraph 17(xv) below
(xii)	Maximum Rate of Interest:	8.00 per cent.

//

(xiii) Day Count Fraction (Condition 1(a)): 30/360

(xiv) Rate Multiplier: Not Applicable

(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

The Floating Rate of Interest shall be calculated as follows:

8*(10year EUR CMS – 2year EUR CMS) per cent. per annum, subject to a Lifetime Floor

Where:

"EUR CMS" means the annual swap rate for EUR swap transactions with a maturity equal to the Designated Maturity expressed as a percentage, which appears on Reuters Page ISDAFIX2 under the heading "11AM FIX" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. If such rate does not appear on the Reuters Page ISDAFIX2, the rate shall be a percentage determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m. Frankfurt time on the relevant date.

For this purpose, the mid-market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating EUR interest rate swap transaction with a term equal to the Designated Maturity in a Representative Amount commencing in two days on which the TARGET System is open with an acknowledged dealer of good credit in the swap market, where the floating leg, in each case calculated on an Actual/360 day count basis, is equivalent to 6 month EUR-EURIBOR-Telerate

"Lifetime Floor" means 2.00 per cent. per annum

The Lifetime Floor sets a minimum absolute limit on the aggregate amount of Interest that will be paid over the life of the Note. If on the Final Interest Payment Date, the sum of all Interest paid in respect of the Interest Payment Dates from and including the Issue Date, to but excluding the final Interest Payment Date is less than the Lifetime Floor, then the Interest Amount payable on the Final Interest Payment Date shall be the Lifetime Floor minus (sum of all Interest Amounts paid up to and including the immediately preceding Interest Payment Date)

"Reference Banks" means five leading swap dealers in the interbank market, as selected by the Agent in its sole discretion

"Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time

"Designated Maturity" means:
10 years in respect of 10year EUR CMS and 2 years in respect of 2year EUR CMS

//

		"EUR-EURIBOR-Telerate" has the meaning given to it under the 2000 ISDA Definitions published by the International Swaps and Derivatives Association Inc.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	15 February 2009 and each Specified Interest Payment Date thereafter to and including February 15 2025
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	Not less than five TARGET Business Days irrevocable notice, in accordance with Condition 17
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of	Yes, as set out in the Conditions

//

	calculating the same (if required or if different from that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

//

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	ABN AMRO Bank N.V. 250 Bishopsgate London EC2M 4AA United Kingdom
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

//

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from February 24, 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,100

2 RATING

Rating: The Notes have been rated "AAA" by Standard & Poor's and "Aaa" by Moody's and AA+ by Fitch.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular been has been drawn up in accordance with the Prospectus Directive

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

As per "Use of Proceeds" in the Offering Circular

6 YIELD

(Fixed Rate Notes Only) Indication of yield: Not Applicable

7 **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Index-Linked Notes only*)

Not Applicable

9 **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** (Dual Currency Notes only)

Not Applicable

10 **PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING** (*Equity-Linked Notes only*)

Not Applicable

11 **OPERATIONAL INFORMATION**

(i)	Temporary ISIN Code:	XS0245292155
(ii)	Temporary Common Code:	24529215
(iii)	ISIN Code:	XS0243739249
(iv)	Common Code:	24373924
(v)	Fondscode:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	The Agents appointed in respect of the Notes are:	Not Applicable

Signed on behalf of the Issuer:

By: 

Duly authorised